T3\12

03001916

SECUR[illegible]MMISSION
Washington, D.C. 20549

BB 3/3

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PROCESSING
SEC MAIL
RECEIVED
FEB 27 2003
181
SECTION
WASH., D.C.

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52002 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fourth Avenue, Suite 2700
(No. and Street)

Seattle (City) WA (State) 98154-1199 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Labosier 206-447-4255
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co. Inc. P.S.
(Name – *if individual, state last, first, middle name*)

1750 - 112TH Avenue NE, Suite E200 (Address), Bellevue (City), WA (State), 98004 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/13

## OATH OR AFFIRMATION

I, Michael R. Labosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Capital LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— None —

KRISTIN N. COOLEY
COMMISSION EXPIRES
NOTARY PUBLIC
07-02-06
STATE OF WASHINGTON

[signature]
Signature

CFO
Title

Kristin N. Cooley 26 February 2003
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements with Accompanying Information*

# *Moss Adams Capital LLC*

*Years Ended December 31, 2002 and 2001*

*and*

*Report of Certified Public Accountants*

**MOSS ADAMS CAPITAL LLC**

**TABLE OF CONTENTS**

**Years Ended December 31, 2002 and 2001**

HellamIVaron
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

The Members
Moss Adams Capital LLC

We have audited the accompanying statements of financial condition of Moss Adams Capital LLC as of December 31, 2002 and 2001, and the related statements of income, cash flows, changes in members' equity and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hellam, Varon & Co. P.S.

Bellevue, Washington
February 12, 2003

**MOSS ADAMS CAPITAL LLC**

**STATEMENTS OF FINANCIAL CONDITION**

**December 31, 2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| *Current assets:* | | |
| Cash and cash equivalents | $ 1,043,170 | $ 540,228 |
| Accounts receivable, less allowance for doubtful accounts of $17,353 ($9,600 in 2001) | 81,609 | 15,000 |
| Unbilled receivables, less allowance for doubtful accounts of $2,647 ($2,319 in 2001) | 3,763 | 26,603 |
| Other receivables | - | 1,047 |
| Total current assets | 1,128,542 | 582,878 |
| Property and equipment, less accumulated depreciation of $5,107 ($3,857 in 2001) | 6,031 | 1,560 |
| | $ 1,134,573 | $ 584,438 |

| | 2002 | 2001 |
|---|---|---|
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| *Liabilities:* | | |
| Accounts payable | $ 58,070 | $ 17,732 |
| Accrued liabilities | 206,365 | 64,157 |
| | 264,435 | 81,889 |
| Members' equity | 870,138 | 502,549 |
| | $ 1,134,573 | $ 584,438 |

**The accompanying notes are an integral part of these financial statements.**

# MOSS ADAMS CAPITAL LLC

## STATEMENTS OF INCOME

### Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| *Revenues:* | | |
| Investment banking | $ 2,803,226 | $ 2,003,944 |
| Interest | 15,209 | 23,697 |
| | 2,818,435 | 2,027,641 |
| *Expenses:* | | |
| Compensation and benefits | 1,363,247 | 1,102,683 |
| Administrative and data processing | 202,390 | 149,785 |
| Occupancy and equipment | 80,066 | 69,197 |
| Other | 63,387 | 49,176 |
| Business taxes | 48,284 | 51,769 |
| Travel and meetings | 42,921 | 36,467 |
| Insurance | 24,000 | 15,000 |
| | 1,824,295 | 1,474,077 |
| Net income | $ 994,140 | $ 553,564 |

**The accompanying notes are an integral part of these financial statements.**

**MOSS ADAMS CAPITAL LLC**

**STATEMENTS OF CASH FLOWS**

**Years Ended December 31, 2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| *Cash flows from operating activities:* | | |
| Net income | $ 994,140 | $ 553,564 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 1,250 | 1,040 |
| (Increase) decrease in assets: | | |
| Receivables | (42,722) | 273,873 |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 40,338 | (108,770) |
| Accrued liabilities | 142,208 | (13,748) |
| Deferred revenue | - | (5,483) |
| Net cash provided by operating activities | 1,135,214 | 700,476 |
| *Cash flows from investing activities:* | | |
| Equipment expenditures | (5,721) | - |
| Net cash used in investing activities | (5,721) | - |
| *Cash flows from financing activities:* | | |
| Cash distributions | (626,551) | (480,000) |
| Net cash used in financing activities | (626,551) | (480,000) |
| Net increase in cash and cash equivalents | 502,942 | 220,476 |
| Cash and cash equivalents at beginning of year | 540,228 | 319,752 |
| Cash and cash equivalents at end of year | $ 1,043,170 | $ 540,228 |
| Cash paid for interest | $ - | $ - |

**The accompanying notes are an integral part of these financial statements.**

MOSS ADAMS CAPITAL LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Balance at beginning of year | $ 502,549 | $ 428,985 |
| Net income | 994,140 | 553,564 |
| Distributions | (626,551) | (480,000) |
| Balance at end of year | $ 870,138 | $ 502,549 |

**The accompanying notes are an integral part of these financial statements.**

## MOSS ADAMS CAPITAL LLC

## STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

### Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Balance at beginning of year | $ - | $ - |
| Increases | - | - |
| Decreases | - | - |
| Balance at end of year | $ - | $ - |

**The accompanying notes are an integral part of these financial statements.**

**MOSS ADAMS CAPITAL LLC**

**NOTES TO FINANCIAL STATEMENTS**

## 1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Capital LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Limited Liability Company formed in Washington State. Moss Adams Capital LLC provides investment banking services to middle-market companies located in the Western United States.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Use of estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Investment banking** - Investment banking revenue includes fees earned from providing merger-and-acquisition and financial restructuring advisory services.

**Cash equivalents** - For purposes of the statement of cash flows, the Company considers overnight investment sweeps in mutual funds to be cash equivalents. Amounts in this account totaling $905,975 and $181,386 at December 31, 2002 and 2001, respectively, are not insured by the Federal Deposit Insurance Corporation.

**Credit risk** - Credit risk is represented by unsecured trade accounts receivable. Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

**Property and equipment** - Property and equipment are carried at cost. Depreciation is provided using a method that approximates the straight-line method over estimated useful lives of five years.

**Income taxes** - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

**Guaranteed payments to members** - Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the LLC rather than as allocations of LLC net income.

## 3. RELATED PARTY TRANSACTIONS

Moss Adams LLP (the majority member) owns 76.5% of the member equity interest in the Company. Two directors of the Company own the remaining 23.5% in equal shares.

At December 31, 2002, accounts payable includes $48,356 to the majority member; at December 31, 2001, accounts receivable includes $554 from the majority member. Certain Company expenses are paid by the majority member on its behalf, and these items are charged against an intercompany accounts payable account. Additionally, the Company is charged monthly rent and office charges from the majority member. Amounts included in expense for these items are:

| | 2002 | 2001 |
|---|---|---|
| Rent | $ 59,650 | $ 42,000 |
| Data processing fee | $ 28,962 | $ 22,351 |
| Administrative fee | $133,714 | $111,246 |
| Support staff | $ 14,250 | $ - |

## 4. COMMITMENTS

The Company subleases its office facilities under an informal agreement with its majority member (Note 3). The majority member's lease expires in November 2011. The Company pays its prorata share of building rent and operating expenses such as property taxes, insurance and maintenance based on the amount of square feet used in comparison to the total square feet leased by the majority member.

Rent expense amounted to $59,650 in 2002 and $42,000 in 2001.

## 5. PROFIT-SHARING PLAN

Company employees are eligible to participate in the profit-sharing 401(k) plan of its majority member. The plan covers substantially all of its employees who have met minimum age and length of service requirements. Employee contributions are 100% vested at all times. Employer contributions totaled $4,270 in 2002 and $2,953 in 2001.

## 6. NET CAPITAL REQUIREMENTS AND FILING REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $778,735 which was $761,106 in excess of its required net capital of $17,629. At December 31, 2001, the Company had net capital of $458,339 which was $452,880 in excess of its required net capital of $5,459. The Company's net capital ratio was .34 to 1 at December 31, 2002 and .18 to 1 at December 31, 2001.

The Company is exempt from filing a Computation of Reserve Requirements pursuant to SEC rule 15c3-3.

## 7. CONTINGENCIES

The Company is party to a legal action related to collection of a success fee on a specific engagement. The client has refused payment and filed an action to void the engagement agreement and seeks repayments of amounts previously paid to the Company. It is not possible to predict with certainty whether or not the Company will ultimately be successful in this matter or, if not, what the impact might be. However, management does not expect that the results of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

## *ACCOMPANYING INFORMATION*

## MOSS ADAMS CAPITAL LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| *Computation of net capital:* | | |
| Net members' equity | $ 870,138 | $ 502,549 |
| Deduct ownership equity not allowable | - | - |
| Total members' equity qualified for net capital | 870,138 | 502,549 |
| Add: | | |
| Liabilities subordinated to claims of general creditors | - | - |
| Total capital and allowable subordinated liabilities | 870,138 | 502,549 |
| Deduct: | | |
| Nonallowable assets: | | |
| Property and equipment, net | (6,031) | (1,560) |
| Other assets | (85,372) | (42,650) |
| Net capital before haircuts on securities positions | 778,735 | 458,339 |
| Haircuts on securities | - | - |
| Net capital | $ 778,735 | $ 458,339 |
| *Computation of basic net capital requirement:* | | |
| Minimum net capital required (6 2/3% of total aggregate indebtness) | $ 17,629 | $ 5,459 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 | $ 5,000 |
| Net capital requirement (greater of above) | $ 17,629 | $ 5,459 |
| Excess net capital | $ 761,106 | $ 452,880 |
| Excess net capital at 1000% | $ 752,292 | $ 450,150 |
| *Computation of aggregate indebtedness:* | | |
| Items included in Statement of Financial Condition: | | |
| Accounts payable and accrued expenses | $ 264,435 | $ 81,889 |
| Items not included in Statement of Financial Condition | - | - |
| Total aggregate indebtedness | $ 264,435 | $ 81,889 |
| *Ratio: aggregate indebtedness to net capital* | 34% | 18% |

## MOSS ADAMS CAPITAL LLC

## RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

### December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Net capital as reported in Company's Part II (unaudited FOCUS report) | $ 778,735 | $ 458,339 |
| Allowable assets erroneously reported as nonallowable | - | - |
| Differences due to offsetting various asset accounts against related liabilities | - | - |
| Net capital per Schedule I | $ 778,735 | $ 458,339 |

## MOSS ADAMS CAPITAL LLC

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

## YEARS ENDED DECEMBER 31, 2002 AND 2001

Board of Directors
Moss Adams Capital LLC

In planning and performing our audits of the financial statements and supplemental schedules of Moss Adams Capital LLC (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hellam, Varon & Co. Inc. P.S.
Bellevue, Washington
February 12, 2003